Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS  ENDED MARCH 31, 2009

TABLE OF CONTENTS

1:	Core Business	1

2:	Highlights	1

3:	Outlook and Strategy	2

4:	Overview of Financial Results	3

5:	Mines and Development Projects	8

6:	Non-GAAP Measures	16

7:	Liquidity and Capital Resources	17

8:	Capitalization	19

9:	General and Administrative Expenses	20

10:	Foreign Exchange	20

11:	Investment Income (Loss) and Interest Expense	21

12:	Income Taxes	21

13:	Derivatives	23

14:	Contractual Commitments	26

15:	Contingencies	26

16:	Off-Balance Sheet Arrangements	26

17:	Gold and Copper Markets	26

18:	Exploration and Development	27

19:	Risks and Uncertainties	29

20:	Critical Accounting Policies and Estimates	29

21:	International Financial Reporting Standards Changeover Plan	29

22:	Controls and Procedures	30

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(United States Dollars unless otherwise specified and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”))

A cautionary note regarding forward-looking statements follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.                                      CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian based gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metals production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Central America.

The Company plans to continue to build on its existing production base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

The Company is listed on the Toronto Stock Exchange (Symbol: YRI), the New York Stock Exchange (Symbol: AUY) and the London Stock Exchange (Symbol: YAU).

2.                                      HIGHLIGHTS

Financial

•                  Net earnings were $86.0 million or $0.12 per share for the quarter, compared with $63.1 million or $0.09 per share in the first quarter of 2008, an increase of 33% on a per share basis.

•                  Revenues were $244.3 million compared with $356.1 million in the same quarter of 2008. Lower revenues were mainly due to lower average prices of precious metals and of copper.

•                  Cash flow from operations before changes in non-cash working capital was $78.0 million. Cash flow from operations after changes in non-cash working capital was $66.4 million compared with $8.0 million in the first quarter in 2008. Operating cash flow for the quarter included pricing adjustments of $32.8 million related to Chapada concentrate sales due to the unprecedented decline in copper prices from the fourth quarter of 2008.

•                  Subsequent to the quarter, the Company entered into forward sales contracts to hedge 19.9 million pounds of copper, adding to the existing forward sales positions for a current total of 75.5 million pounds of copper at an average of $2.40 per pound for the remainder of 2009 as of May 5, 2009.

Operational

•                  Production of 271,482 gold equivalent ounces for the quarter, including commissioning production ounces from Gualcamayo and São Vicente, an increase of 7% and 15% over the fourth quarter and the first quarter, respectively, of 2008.

•                  Increased first quarter production year-over-year at Jacobina, San Andrés, Minera Florida, Chapada and São Francisco. Production at Jacobina more than doubled. Production increase at Chapada was a result of efforts to better prepare for the rainy season.

•                  Production at El Peñón steadily increased to expected budget levels in March following grade variations in the first half of the quarter.

•                  Reduced cash costs per gold ounce at Chapada, Jacobina and Minera Florida compared with the fourth quarter of 2008 which contributed to the overall improvement of cash cost per gold ounce.

•                  Cash costs per ounce at Jacobina, San Andrés and Chapada declined by 28%, 30% and 19% compared with the same quarter of 2008, mainly due to an increase in volume of production.

•                  Co-product cash costs of $379 per gold ounce compared with $383 and $371 per ounce of gold for the fourth quarter and first quarter, respectively of 2008.

•                  Co-product cash costs per pound of copper at Chapada were $0.93 compared with $0.90 and $1.02 for the fourth and first quarter, respectively of 2008.

•                  Commissioning production of gold at Gualcamayo and São Vicente, prior to reaching a sustainable level of commercial production, contributed 31,623 ounces to the Company’s total gold production in the quarter. Commercial production of the two new mines is expected to be attained in mid-2009.

Development and Exploration

•                  Expansion at Jacobina with ore processing targeted at an average of 5,700 tonnes per day in 2009.

•                  First phase expansion at Chapada expected to be completed by the third quarter of 2009.

•                  Performance at Minera Florida since the commissioning of its expansion in the fourth quarter of 2008 supports the Company’s view that production of up to 120,000 gold equivalent ounces is achievable beginning in 2010.

•                  In April, an update to the inferred mineral resource estimate for the Pilar project indicated an average grade improvement to 3.61 g/t and 1.5 million ounces of gold, compared with the previous estimate issued December 31, 2007 of 2.44 g/t and 1.0 million ounces of gold. The Jordino resource alone substantially increased by 492,000 gold ounces, or 65%, and grade improved significantly from 3.1 g/t to 5.0 g/t, a 62% increase from the previous estimate. Overall, the grade and contained ounces of the Pilar project increased by 48% and 51%, respectively from the previous estimate.

•                  The Company provided an update to Quebrada del Diablo (“QDD”) Lower West showing positive economic results and an increase in gold resources.

•                  Results of the Company’s studies relating to the development of the Mercedes project, indicate the mineralized structures discovered to date have been significantly advanced and support development of Mercedes as a mine.

•                  Results of the Company’s studies indicate the region of Ernesto/Pau-a-Pique hosts various targets of considerable potential for increasing resources at the project. The significant existing infrastructure supports the development of Ernesto/Pau-a-Pique as two mines with a common plant.

3.                                      OUTLOOK AND STRATEGY

The Company focused on its core mines, generating cash flow, preserving capital, maximizing cash balances and maintaining maximum flexibility across its various interests including its development stage and near development stage projects. The Company continues to be committed to prudent and disciplined growth and will continue to improve the value and returns of its various projects. It will also continue to focus on containing costs and ensuring effective management of capital expenditures during the current unsettling times of the global economy.

The Company is staying on course to execute its strategic growth plan where enhancements, expansions, improvements and development of existing assets are expected to drive production toward the Company’s objective to produce approximately 2.0 million gold equivalent ounces per year beginning in 2012. Estimated silver production of approximately 12 million ounces for each of 2009 and 2010 is treated as a gold equivalent on that basis. Gold equivalent ounce calculations are based on an assumed gold to silver ratio of 55:1 which is a three-year historical average.

The Company’s production plan is focused on disciplined growth targeting a range of 1.3 to 1.4 million gold equivalent ounces in 2009 and 1.4 to 1.5 million gold equivalent ounces in 2010 from mines currently in production, and more than 2.0 million gold equivalent ounces in 2012. Production targets are based on existing mineral reserves and mineral resources and proposed increases at exploration projects now being evaluated. The Company will continue to evaluate the further expansion at each of El Peñón, Minera Florida and Chapada. With these expansions and the potential development of Mercedes, Pilar, C1 Santa Luz and/or Ernesto/Pau-a-Pique, the Company expects to achieve the above production targets.

4.                                      OVERVIEW OF FINANCIAL RESULTS

The following table presents a summarized Statement of Operations for the three months ended March 31, 2009 with comparatives for the quarter ended March 31, 2008:

(in thousands of United States Dollars; unaudited)	March 31, 2009	March 31, 2008
Revenues	$244,293	$356,060
Cost of sales	(119,585)	(109,965)
Depreciation, amortization and depletion	(48,968)	(49,630)
Accretion of asset retirement obligations	(801)	(1,217)
Mine operating earnings	74,939	195,248
Expenses
General and administrative and other	(15,985)	(19,746)
Exploration	(5,432)	(4,641)
Operating earnings	53,522	170,861
Other business income (expenses)	81,560	(11,984)
Realized gain (loss) on derivatives	23,374	(16,911)
Unrealized loss on derivatives	(47,724)	(103,348)
Earnings before income taxes and equity earnings	110,732	38,618
Income tax (expense) recovery	(31,779)	3,255
Equity earnings from Minera Alumbrera	7,040	21,246
Net earnings	$85,993	$63,119
Basic earnings per share	$0.12	$0.09
Diluted earnings per share	$0.12	$0.09

Net earnings for the first three months of the year were $86.0 million or $0.12 basic per share, compared with net earnings of $63.1 million or $0.09 basic per share for the first quarter in 2008. Higher realized gains and lower unrealized losses on copper derivatives and higher foreign exchange gains more than offset lower revenues. The copper derivatives were acquired as an economic hedge against the price risk related to the Company’s copper production.

The higher foreign exchange gains were the result of significant devaluation of the currencies of the countries where the Company’s key mining operations are located. The average value of the Brazilian

Real, the Chilean Peso and the Argentinean Peso in the quarter declined by 36%, 39% and 12%, respectively, compared to the first quarter of 2008.

Revenues were $244.3 million in the quarter compared with $356.1 million of the three months ended March 31, 2008. The decline in revenue was mainly driven by lower prices for gold, silver and copper. Compared with the first quarter of 2008, realized prices for the quarter were lower by 2% for gold, 57% for copper and 29% for silver. Revenues for the quarter also included a non-cash mark-to-market gain of $39.3 million on Chapada concentrate invoices partly offset by negative final and provisional pricing adjustments of $32.8 million ($24.9 million — metal price adjustments, $7.9 million — quantity adjustments), which also related to prior period invoices.

The average prices of gold, copper and silver for the first quarter of 2009 are summarized below:

	Realized Prices		Market Prices
For the quarter ended March 31,	2009	2008	2009	2008
Gold (per oz.)	$906	$927	$908	$926
Copper (per lb.)	$1.53	$3.54	$1.57	$3.53
Silver (per oz.)	$12.59	$17.83	$12.60	$17.59

Realized prices compared to market prices for copper may vary due to infrequent shipments and timing of the sales.

Revenues for the quarter are comprised of the following:

For the quarter ended March 31, 2009	Quantity Sold	Realized Price	Revenue (in thousands of dollars)
Gold (i)	179,646 oz.	$906	$162,699
Copper (i)	32,354,531 lbs.	$1.53	49,527
Silver	2,394,907 oz.	$12.59	30,154
Gross revenues			$242,380
Less:
- Treatment and refining charges			(8,203)
- Sales taxes			(4,277)
- Mark-to-market adjustments (ii)			39,326
- Metal price adjustments related to prior period concentrate revenues (excluding adjustments related to quantities) (iii)			(24,933)
Revenues			$244,293

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Mark-to-market adjustments include $4.4 million on first quarter invoices and $34.9 million on prior period invoices.

(iii)

Quantity adjustments of $7.9 million related to prior period invoices are included in quantities sold in the above table. Total pricing adjustments including adjustments for metal prices and adjustments for quantities relating to prior period invoices were $32.8 million in the first quarter.

The average realized price of copper from Chapada was $1.53 per pound for the quarter, compared with the average realized price of $3.54 per pound in the same quarter of 2008. The average realized price excludes the impact of unrealized mark-to-market adjustments on unsettled concentrate sales.

Cost of sales for the quarter was $119.6 million compared with $110.0 million in the first quarter of 2008 and $117.1 million in the fourth quarter of 2008. The following table provides a reconciliation of the co-product cash costs to the cost of sales of the quarter:

For the quarter ended March 31, 2009	Gold Ounces or Pounds of Copper Sold	Cash Cost per unit	Total (in thousands of dollars)
Chapada – Gold	24,636 oz.	$276	$6,800
Chapada – Copper	32,354,531 lbs.	0.93	30,090
El Peñón (GEO) (i)	89,721 oz.	366	32,838
Jacobina	30,700 oz.	400	12,280
Fazenda Brasileiro	24,303 oz.	361	8,773
São Francisco	19,514 oz.	619	12,079
Minera Florida (GEO) (i)	15,098 oz.	358	5,405
San Andrés	14,764 oz.	472	6,968
			$115,233
Add:
- Inventory and other non-cash adjustments			209
- Overseas freight for Chapada concentrate			4,143
Cost of Sales			$119,585

(i)          Gold ounces reported are gold equivalent ounces for El Peñón and Minera Florida.

Depreciation, amortization and depletion (DDA) expense for the quarter was $49.0 million compared with $49.6 million in the first quarter of 2008. The average DDA expense was $201 per gold ounce sold in the quarter, compared with $189 per gold ounce sold in the first quarter of 2008, and improved from $208 per gold ounce sold in the fourth quarter of 2008.

Other business income was $81.6 million, including foreign exchange gains of $78.8 million, compared with expenses of $12.0 million in the first quarter of 2008. The exchange gains were the result of the more favourable exchange rates of the United States Dollar against the Brazilian Real, Chilean Peso and Argentinean Peso.

The higher effective tax rate in the quarter was due to a tax rate increase in Chile resulting in a revaluation of the future tax liabilities of $20.0 million.

The Company recorded equity earnings from its 12.5% interest in Alumbrera of $7.0 million for the quarter, compared with $21.2 million attributable to the Company in the quarter ended March 31, 2008. Earnings at Alumbrera were negatively impacted in the quarter by lower gold and copper prices.

Cash and cash equivalents as at March 31, 2009 were $96.5 million compared to $170.1 million as at December 31, 2008. The cash decrease was mainly due to capital expenditures of $104.7 million, repayment obligations related to the non-revolving credit facility of $21.1 million and dividend payment of $7.2 million during the quarter. The cash inflows from operating activities were $66.4 million for the current quarter.

The table below presents selected quarterly financial and operating data:

	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008
Financial results (in thousands of Dollars)

Revenues (i)	$244,293	$114,144	$247,465	$336,938
Mine operating earnings (loss)	$74,939	$(51,787)	$44,370	$174,942
Net earnings for the period	$85,993	$179,365	$150,199	$42,089
Cash flow from operating activities (after changes in non-cash working capital items)	$66,390	$103,375	$81,633	$135,626
Cash flow from operating activities (before changes in non-cash working capital items) (iii)	$78,039	$45,911	$90,785	$180,698
Cash flow to investing activities	$(28,726)	$(145,222)	$(135,898)	$(154,931)
Cash flow (to) from financing activities	$(111,594)	$93,540	$(53,683)	$47,662

Per share financial results
Basic earnings per share	$0.12	$0.25	$0.21	$0.06
Diluted earnings per share	$0.12	$0.25	$0.21	$0.06

Financial Position
Cash and cash equivalents	$96,461	$170,137	$125,636	$238,377
Total assets	$9,323,552	$9,337,353	$9,222,513	$10,151,232
Total long-term liabilities	$2,347,353	$2,419,639	$2,616,937	$3,588,874

Production
Total gold equivalent ounces produced (ii)(iv)	271,482	254,774	235,406	257,497
Total gold equivalent ounces produced excluding 12.5% equity interest in Alumbrera (iv)	255,737	233,860	223,945	243,874
Commercial gold equivalent ounces produced (iv)	239,859	254,774	235,406	257,497
Co-product cash costs per gold equivalent ounce produced, including 12.5% equity interest in Alumbrera (iii) (iv)	$379	$383	$454	$332
Chapada copper contained in concentrate production (millions of lbs)	35	36.8	34.9	36.6
Chapada co-product cash costs per pound of copper	$0.93	$0.90	$1.19	$0.98

Gold Equivalent Ounces Breakdown
Total gold ounces produced	230,419	210,620	189,776	203,057
Commercial gold ounces produced	198,796	210,620	189,776	203,057
Silver ounces produced (millions of ounces)	2.3	2.4	2.5	2.8

Sales
Total gold sales (ounces) (ii)	205,890	166,009	173,342	193,150
Commercial gold sales (ounces)	179,646	166,009	173,342	193,150
Chapada payable copper contained in concentrate sales (millions of lbs)	32.4	30.1	33.4	35.2
Silver sales (millions of ounces)	2.4	2.2	2.3	2.9
Average realized gold price per ounce (i)	$906	$789	$861	$893
Chapada average realized copper price per lb (excluding derivative contracts)	$1.53	$1.59	$3.45	$3.81
Average realized silver price per ounce (i)	$12.59	$10.20	$14.56	$17.20

	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
Financial results (in thousands of Dollars)

Revenue (i)	$356,060	$218,598	$199,693	$183,667
Mine operating earnings	$195,248	$76,610	$124,936	$106,659
Net earnings for the period	$63,119	$47,109	$29,950	$52,761
Cash flow from operating activities (after changes in non-cash working capital items)	$8,041	$145,808	$55,354	$78,851
Cash flow from operating activities (before changes in non-cash working capital items) (iii)	$108,173	$28,033	$104,978	$90,905
Cash flow to investing activities	$(123,664)	$(535,865)	$(75,549)	$(61,375)
Cash flow from (to) financing activities	$44,060	$601,434	$(1,273)	$(1,542)

Per share financial results
Basic earnings per share	$0.09	$0.08	$0.08	$0.15
Diluted earnings per share	$0.09	$0.08	$0.08	$0.14

Financial Position
Cash and cash equivalents	$213,916	$284,894	$66,944	$88,956
Total assets	$9,929,098	$9,895,924	$2,516,995	$2,407,179
Total long-term liabilities	$3,499,390	$3,469,659	$489,585	$430,303

Production
Gold equivalent ounces produced (iv)	$235,220	209,092	131,366	115,843
Co-product cash costs per gold equivalent ounces produced, including 12.5% equity interest in Alumbrera (iv)	$376	$350	$322	$325
Chapada copper contained in concentrate production (millions of lbs)	31.0	30.5	33.5	31.5
Chapada co-product cash costs per lb of copper	$1.02	$0.78	$0.71	$0.72

Sales
Gold sales (ounces)	$187,200	$161,753	$128,056	$120,022
Chapada payable copper contained in concentrate sales (millions of lbs)	33.2	28.4	33.0	31.7
Silver sales (millions of ounces)	2.4	1.8	—	—
Average realized gold price per ounce (i)	$927	$795	$686	$660
Chapada average realized copper price per lb (excluding derivative contracts)	$3.54	$3.19	$3.54	$3.59
Average realized silver price per ounce (i)	$17.83	$14.14	$—	$—

(i)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.
(ii)	Including commissioning gold ounces from Gualcamayo and São Vicente produced or sold.
(iii)	A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis of Operations and Financial Condition.
(iv)	Gold equivalent ounce calculations are based on an assumed gold to silver ratio of 55:1 which is a three-year historical average. Silver production is treated as a gold equivalent on this basis.

5.                                      MINES AND DEVELOPMENT PROJECTS

OVERVIEW OF OPERATING RESULTS

During the first quarter of 2009, the Company produced 271,482 gold equivalent ounces, an increase of 15% over the total production of 235,220 ounces during the first quarter of 2008.

Total production for the quarter included 31,623 ounces of gold from Gualcamayo and São Vicente, both of which are in the commissioning phase. The Company continues to capitalize the expenditures incurred at the two mines net of the revenues realized from the sales of commissioning production of gold. Capitalization of carrying costs ceases when the operations at these mines reach a sustainable level of commercial production that is expected to occur in mid-2009.

Copper production of 35.0 million pounds from Chapada for the quarter was 13% higher than the production of 31.0 million pounds in the first quarter of 2008. Copper concentrate production at Chapada also increased by 14% over the same quarter of 2008. In addition, 10.2 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 9.9 million pounds of attributable copper in the three months ended March 31, 2008.

Average co-product cash costs for the three month period ended March 31, 2009 were $379 per gold equivalent ounce including Alumbrera. This compares to co-product cash costs of $371 per ounce and $383 per ounce for the first quarter and fourth quarter of 2008, respectively.

Co-product cash costs per pound of copper were $0.93 per pound for the period from Chapada, compared with $1.02 per pound for the period ended March 31, 2008. Lower cash costs were primarily due to higher production during the first quarter of 2009 compared with the same quarter of 2008 and a more favourable average exchange rate of the United States Dollar versus the Brazilian Real. Co-product cash costs for the three month period including the Company’s interest in Alumbrera were $1.04 per pound, compared with $1.22 per pound for the first quarter of 2008.

The following table summarizes the production by mine for the first quarter 2009 with comparatives:

	March 31, 2009		December 31, 2008		March 31, 2008
For the three months ended	Gold Equivalent Ounce (GEO)	Co- product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	Co- product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	Co- product Cash Costs per GEO ($) (i)
Chapada	38,552	276	35,263	293	36,939	341
El Peñón	84,351	366	97,944	332	97,873	277
Jacobina	27,078	400	23,439	573	12,701	553
Fazenda Brasileiro	20,010	361	24,143	360	23,060	473
Minera Florida	19,302	358	16,366	463	16,835	325
São Francisco	20,223	619	21,569	544	19,121	572
San Andrés	14,598	472	15,136	429	8,697	677
Rossi (40% interest)	—	—	—	—	2,941	574
	224,114	383	233,860	388	218,167	374
Alumbrera (12.5% interest)	15,745	316	20,914	323	17,053	334
Total commercial production	239,859	379	254,774	383	235,220	371
Gualcamayo	20,483		n/a		n/a
São Vicente	11,140		n/a		n/a
Total commissioning production	31,623		n/a		n/a
Total production	271,482		254,774		235,220

(i) A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

CHAPADA

Operating Statistics	March 31, 2009	March 31, 2008
Production
Concentrate (tonnes)	60,382	53,134
Gold contained in concentrate production (ounces)	38,552	36,939
Copper contained in concentrate (millions of pounds)	35.0	31.0
Co-product cash costs per oz of gold produced (i)	$276	$341
Co-product cash costs per lb of copper produced (i)	$0.93	$1.02

Ore mined (tonnes)	4,074,459	2,751,174
Ore processed (tonnes)	4,352,033	3,197,413

Gold ore grade (g/t)	0.38	0.48
Copper ore grade (%)	0.41	0.49

Concentrate grade - gold (g/t)	19.86	21.63
Concentrate grade - copper (%)	26.28	26.50

Gold recovery rate (%)	71.5	74.5
Copper recovery rate (%)	88.7	89.2

Sales
Concentrate (tonnes)	65,211	58,786
Payable gold contained in concentrate (ounces)	24,636	46,801
Payable copper contained in concentrate (millions of pounds)	32.4	33.2

Depreciation, amortization and depletion per gold ounce sold	$87	$53
Depreciation, amortization and depletion per copper pound sold	$0.15	$0.17

(i)             A cautionary note regarding non-GAAP measures is included Section 6 in this Management’s Discussion and Analysis.

Chapada produced a total of 38,552 ounces of gold contained in concentrate in the quarter, compared with 36,939 ounces and 35,263 ounces of gold in concentrate, respectively, in the first quarter and fourth quarter of 2008. Higher production was mainly due to higher tonnage of ore mined and processed. Tonnage of ore mined increased by 48% and tonnage processed was 36% higher than the same quarter of 2008. Compared with the fourth quarter of 2008, increased production was due to improved concentrate grade and recovery ratio. A more favourable exchange rate for the United States Dollar versus the Brazilian Real and higher production also contributed to lower cash cost per gold ounce and per pound of copper.

Production of copper at Chapada was 35.0 million pounds in the first quarter. This compares with 31.0 million pounds of copper contained in concentrate during the comparable periods in 2008, showing an increase of 13% quarter-over-quarter.

A decline in ore grades in the first quarter was contemplated in the mine plan which would be compensated by increasing the tonnage of ore mined and processed in order to maintain contained metal levels and to keep concentrate grades constant. Additionally, as part of the expansion plan, the construction of a separate pyrite circuit is expected to improve gold and copper recoveries.

Co-product cash costs for the quarter were $276 per gold ounce and $0.93 per pound of copper which compare favourably to $341 per ounce and $1.02 per pound for the same quarter of 2008.

Total revenue for the quarter net of sales taxes and treatment and refining costs during the quarter was $75.0 million. Revenue includes positive mark-to-market adjustments on sales of $39.3 million resulting from an increasing copper price during the quarter. Final and provisional pricing settlements in the quarter were $32.8 million ($24.9 million — metal price adjustments, $7.9 million — quantity adjustments), representing a reduction to revenue. Assuming a $2.00 per pound copper price, positive final pricing adjustments to be settled in the second quarter would be approximately $12 million.

Associated overseas transportation costs were approximately $4.1 million, compared with $5.4 million and $6.2 million for fourth quarter and first quarter of 2008, respectively.

Chapada was impacted by its first rainy season in 2008 since the beginning of commercial operations and the Company undertook efforts to mitigate the impact of the rainy season in future periods, including improvements to the roads, creating a stockpile, adjusting maintenance schedules, mining benches at higher levels and increasing pump capacity. These efforts have resulted in an increase in concentrate production of 14% compared to the first quarter 2008. Total production at Chapada for 2009 is expected to be between 140,000 to 155,000 ounces of gold and 145 to 150 million pounds of copper at a co-product cash cost of between $275 to $305 per ounce of gold and $0.90 to $1.00 per pound of copper, respectively.

Chapada is expected to complete the first phase of the expansion to 20 million tonnes per year by the third quarter of 2009. Expansion to 24 million tonnes per year is expected to begin by early 2010 and to be completed in approximately 18 months.

EL PEÑÓN

Operating Statistics	March 31, 2009	March 31, 2008
Production
Gold equivalent (ounces)	84,351	97,873
Gold production (ounces)	46,079	54,609

Cash costs per gold equivalent ounce produced (i)	$366	$277

Ore mined (tonnes)	301,377	257,919
Ore processed (tonnes)	312,237	241,777

Gold ore grade (g/t)	5.05	7.61
Silver ore grade (g/t)	239	330

Gold ore recovery rate (%)	90.6	93.6
Silver ore recovery rate (%)	87.3	91.9

Sales
Gold sales (ounces)	51,346	53,981
Silver sales (ounces)	2,355,568	2,251,732

Depreciation, amortization and depletion per gold equivalent ounce sold	$268	$293

(i)             A cautionary note regarding non-GAAP measures is included Section 6 in this Management’s Discussion and Analysis.

El Peñón produced 84,351 gold equivalent ounces during the first quarter, compared with 97,873 gold equivalent ounces and 97,944 gold equivalent ounces produced in the first quarter and fourth quarter of 2008, respectively. An interim quarter short-term production shortfall was a result of grade variation, which reversed by the end of the quarter. Production levels increased from 22,365 gold equivalent ounces in February to 31,801 gold equivalent ounces in March which was in line with budget expectations. Gold and silver grades are expected to increase in the second half of the year.

Cash costs were $366 in the quarter ended March 31, 2009, compared with $277 per ounce in the first quarter in 2008 and $332 per ounce in the fourth quarter of 2008.

The Company is targeting production of approximately 435,000 gold equivalent ounces in 2009. Efforts have been undertaken to create an ore stockpile for a more consistent production level period-over-period. The variability in the width of the veins can create more or less dilution of the ore grade and a stockpile will allow the Company to better manage grade and production levels by allowing the Company to draw-down on the stockpile during periods of mining narrower veins. The Company experienced such a variability of grade in the first two months of the year although this reversed in March and April.

JACOBINA

Operating Statistics	March 31, 2009	March 31, 2008
Production
Gold production (ounces)	27,078	12,701

Cash costs per ounce produced (i)	$400	$553

Ore mined (tonnes)	469,942	315,666
Ore processed (tonnes)	456,587	200,751

Gold Grade (g/t)	2.03	2.07

Gold Recovery rate (%)	90.7	95.2

Sales
Gold sales (ounces)	30,700	13,373

Depreciation, amortization and depletion per gold ounce sold	$265	$268

(i)             A cautionary note regarding non-GAAP measures is included Section 6 in this Management’s Discussion and Analysis.

Production at Jacobina was 27,078 ounces of gold in the first quarter, more than double the production of 12,701 ounces in the first quarter of 2008 and 13% higher than the fourth quarter of 2008. The increase in production from the first quarter of 2008 was mainly due to improvement in mine planning, expansion of the processing plant and milling capacity, increased development work, increased number of working stopes and the benefits from additional infill drilling to improve the reliability of the mining plan. Improved grade and higher tonnage mined and processed contributed to higher production in the quarter compared with the fourth quarter of 2008.

The recovery rate at Jacobina for the first quarter was 90.7% compared to 95.2% for the first quarter of 2008. The plant ore throughput was increased but the expansion of the carbon-in-leach portion of the circuit is yet to be completed, resulting in the decline in the recovery rate year-over-year. The Company continues to improve the leaching cycle in order to improve recoveries which have trended upwards since the start-up of higher throughput levels in the second quarter of 2008. Additionally, recovery rates are expected to return to normalized levels in the second half of the year as leach tank capacity reaches planned levels with the addition of two tanks in the second quarter.

Cash costs averaged $400 per ounce of gold for the first quarter compared with $553 per ounce of gold in the comparable period in 2008. Lower cash costs are mainly attributable to economies of scale resulting from increased tonnage of ore mined and processed. In addition, a weaker Brazilian Real versus the United States Dollar in the first quarter of 2009 also contributed to lower expenses and cash costs in the quarter-over-quarter comparison.

The Company achieved a daily average throughput of approximately 5,000 tonnes per day during the first quarter. The planned average for 2009 is 5,700 tonnes per day. The Company continues its effort to expand the plant capacity at Jacobina to a sustainable level of 6,500 to 7,000 tonnes per day. The Company expects to be mining from 9 to 12 stopes at three mines in 2009 (Joao Belo, Canavieiras and Morro do Vento) with further development work at the fourth mine (Basal) progressing during the year. The Company remains on track to increase the mining rate from developed stopes and expects to produce approximately 115,000 to 125,000 ounces of gold in 2009 at a cash cost of between $380 to $410 per ounce based on an average plant feed of 5,700 tonnes per day. There is an upside potential of this guidance subject to acceleration of the plant capacity expansion planned by the Company.

GUALCAMAYO

First gold bullion was produced in early January 2009 at Gualcamayo. Commissioning is expected to be completed by mid-2009. The first ore pass, primary crusher and underground conveyer are being commissioned. A second ore pass will follow with a start-up date in third quarter 2009.

Commissioning period production in the first quarter was 20,483 ounces of gold. At the end of the quarter, inventories in circuit and in process were 26,590 ounces of gold. Production in Gualcamayo’s first full year of commercial production in 2010 is anticipated to exceed 220,000 ounces. Commercial production is expected to begin in mid-2009. Construction of the Amelia Ines and Magdalena open pit satellite deposits continues ahead of schedule and these deposits are expected to contribute to the overall production in the second half of 2009.

For the quarter, capital expenditures on assets under construction were $29.1 million, which included capitalized interest of $4.1 million, net of credits of $15.4 million from revenues related to the sales of the production of gold during commissioning.

MINERA FLORIDA

Operating Statistics	March 31, 2009	March 31, 2008
Production
Gold equivalent (ounces)	19,302	16,835
Gold production (ounces)	16,511	14,043
Silver production (ounces)	153,504	150,324

Cash costs per gold equivalent ounce produced (i)	$358	$325

Ore mined (tonnes)	174,338	103,954

Gold grade (g/t)	3.97	4.77
Silver ore grade (g/t)	46	61

Gold recovery rate (%)	81.8	84.7
Silver recovery rate (%)	66.6	71.1

Sales
Gold sales (ounces)	14,383	13,762
Silver sales (ounces)	39,339	158,391

Depreciation, amortization and depletion per gold equivalent ounce sold	$225	$156

(i)          A cautionary note regarding non-GAAP measures is included Section 6 in this Management’s Discussion and Analysis.

The mine produced a total of 19,302 gold equivalent ounces in the first quarter compared with 16,835 gold equivalent ounces and 16,366 gold equivalent ounces, respectively, in the first quarter and fourth quarter of 2008. Production for the first quarter was consistent with budget expectations. The largest increase in production quarter-over-quarter is expected in the second quarter.

Cash costs for the first quarter were $358 per gold equivalent ounce compared with $325 per gold equivalent ounce in the same quarter in 2008 and $463 per gold equivalent ounce in the fourth quarter of the previous year. Cash costs for the quarter were in line with budget despite the budget assuming an exchange rate of 650 Chilean Pesos to a United State Dollar, compared to the actual average rate of 619 Pesos to the Dollar.

Production increase was a result of the expansion completed in the first quarter of 2009. The Company expects to produce approximately 105,000 to 110,000 gold equivalent ounces in 2009. Minera Florida has the potential to increase annual production toward a target of up to 120,000 gold equivalent ounces beginning in 2010 with a change in the mining method to accommodate the completed expansion and more effectively mine in narrow veins.

In addition, the mine produced 1,089 tonnes of zinc in the quarter. In the first quarter of 2008, production of zinc was 943 tonnes. Zinc is accounted for as a by-product.

OTHER MINES

The following table presents key operating data for the other mining operations:

Operating Statistics	March 31, 2009	March 31, 2008

SAN ANDRÉS
Production
Gold production (ounces)	14,598	8,697
Cash costs per ounce produced (i)	$472	$677
Ore mined (tonnes)	898,700	688,938
Gold Grade (g/t)	0.86	0.57
Gold recovery rate (%)	58.4	74.5

Sales
Gold sales (ounces)	14,764	8,575

Depreciation, amortization and depletion per gold ounce sold	$53	$64

FAZENDA BRASILIERO
Production
Gold production (ounces)	20,010	23,060
Cash costs per ounce produced (i)	$361	$473
Ore mined (tonnes)	281,641	286,690
Ore processed (tonnes)	285,156	283,292
Gold Grade (g/t)	2.36	2.72
Gold recovery rate (%)	92.1	93.8

Sales
Gold sales (ounces)	24,303	24,400

Depreciation, amortization and depletion per gold ounce sold	$127	$89

SÃO FRANCISCO
Production
Gold production (ounces)	20,223	19,121
Cash costs per ounce produced (i)	$619	$572
Ore mined (tonnes)	1,463,011	1,875,875
Gold Ore Grade (g/t)	0.67	0.54
Gold recovery rate (%)	65.4	65.1

Sales
Gold sales (ounces)	19,514	23,397

Depreciation, amortization and depletion per gold ounce sold	$125	$134

ALUMBRERA (12.5% interest)
Production
Concentrate (tonnes)	18,010	18,203
Gold production (ounces)	2,170	1,821
Gold production in concentrate (ounces)	13,575	15,232
Total gold produced	15,745	17,053
Copper contained in concentrate (millions of pounds)	10.2	9.9
Co-product cash costs per ounce of gold produced (i)	$316	$334
Co-product cash costs per pound of copper produced	$1.44	$1.86
Ore mined (tonnes)	726,330	420,373
Gold ore grade (g/t)	0.60	0.63
Copper ore grade (%)	0.51	0.50
Gold recovery rate (%)	72.8	73.9
Copper recovery rate (%)	81.8	79.0

Sales
Gold sales (ounces)	12,155	11,792
Gold doré sales (ounces)	2,664	2,159
Total gold sales (ounces)	14,819	13,951
Silver sales (ounces)	28,215	21,367
Copper sales (pounds)	8,686,418	7,819,094

(i)          A cautionary note regarding non-GAAP measures is included Section 6 in this Management’s Discussion and Analysis.

Gold production from all other mines was 70,576 gold equivalent ounces during the first quarter compared with 70,872 gold equivalent ounces during the same quarter in 2008. Increased production from San Andrés and São Francisco has offset the absence of attributable production from Rossi and lower production from Fazenda Brazileiro and Alumbrera. The Company’s 40% interest in Rossi was divested in the fourth quarter of 2008.

A total of 20,223 ounces of gold were produced from São Francisco during the first quarter, an increase of 6% from 19,121 ounces of gold in the quarter ended March 31, 2008. Production levels are expected to fluctuate due to the coarse gold contained in the ore. In the first quarter of 2008, São Francisco benefited from historical foreign exchange hedges with an average rate of 2.1232 Reais to a United States Dollar when the actual exchange rate averaged 1.7112 Reais to the Dollar during the period. Cash costs for the current quarter excluding the currency hedge were $589 per ounce.

Production at San Andrés was 14,598 ounces of gold during the first quarter, compared with 8,697 ounces of gold in the quarter ended March 31, 2008. A number of productivity and cost reduction initiatives, including construction of new leach pads and in-pit crusher are ongoing at San Andrés.

Fazenda Brasiliero produced 20,010 ounces of gold in the quarter ended March 31, 2009. This compares to 23,060 ounces of gold during the same quarter in 2008.

Operations began at São Vicente with the first gold pour in early January. Commissioning production in the quarter was 11,140 ounces of gold. At the end of the quarter, inventories on the pads and in-circuit were 11,265 ounces of gold. There was a net decrease of $1.4 million in capitalized construction costs as follows:

For the three months ended March 31, 2009
(in millions of United States Dollars)
Construction costs		$1.9
Capitalized interest		1.2
Commissioning production operations:
- Revenue	$8.7
- Operating costs	(4.2)
		(4.5)
		$(1.4)

São Vicente is on track for commercial production in mid-2009. Total production from the mine is expected to be between 55,000 to 60,000 ounces of gold in 2009.

The Company’s interest in Alumbrera is reported as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera of $7.0 million.

6.                                      NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “cash cost per gold equivalent ounce” and “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Co-product Cash Costs Per Ounce

The Company has included cash costs per ounce information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio. The following table provides a reconciliation of cost of sales per the financial statements and cash cost per ounce:

	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008

Cost of sales (i)	$119,585	$109,965	$499	$467

Adjustments:
Copper related cost of sales (ii)	(26,261)	(25,457)	(109)	(107)
Impact of equity interest in Alumbrera (12.5%)	4,765	10,401	20	44
Treatment and refining costs	1,810	1,660	8	7
Non-cash and other adjustments	(8,992)	(8,115)	(39)	(35)

Total co-product cash costs (iii)	$90,907	$88,454	$379	$376

(i)                      Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                  At Chapada, 70% of the cost of sales is assumed to be copper-related.

(iii)              Amortization and inventory purchase accounting adjustments are excluded from both total cash costs and cost of sales.

Cash Flow From Operations Before Changes in Non-Cash Working Capital

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

7.                                      LIQUIDITY AND CAPITAL RESOURCES

Factors that could impact on the Company’s liquidity are monitored regularly as part of the Company’s overall Capital Management strategy. Factors that are monitored include but are not limited to the market price of gold and copper, production levels, operating cash costs, capital costs and exploration expenditures.

(in thousands of United States Dollars)	As at March 31, 2009	As at December 31, 2008
Cash	$96,461	$170,137
Restricted cash	$13,849	$13,868
Working capital	$108,669	$161,311

(in thousands of United States Dollars)	March 31, 2009	March 31, 2008
Cash flows (for the three months ended)
Cash flow from operating activities after changes in working capital items	$66,390	$8,041
Cash flow from operating activities before changes in working capital items	$78,039	$108,173
Cash flow (to)/from financing activities	$(28,726)	$44,060
Cash flow to investing activities	$(111,594)	$(123,664)

Cash and cash equivalents as at March 31, 2009 were $96.5 million compared to $170.1 million as at December 31, 2008. Cash on hand at the end of the quarter decreased from that of the end of 2008 mainly due to repayment of term debt and higher outflows of cash in expenditures related to mine construction and expansion. Cash generated from operating activities will continue to be the main source of funds to meet committed cash flow obligations.

Working capital was $108.7 million as at March 31, 2009, compared to $161.3 million as at December 31, 2008. The decline in working capital was mainly due to a lower cash balance.

Gold sales are made at spot prices and receivables are settled within less than a month.

OPERATING CASH FLOW

Cash flow generated from operations before changes in non-cash working capital items for the quarter was $78.0 million compared to $108.2 million for the same period ended March 31, 2008. Changes in non-cash working capital items for the quarter were a cash outflow of $11.6 million, compared with outflow of $100.1 million in the first quarter of 2008.

Cash inflow from operations after taking into effect changes in working capital items for the quarter was $66.4 million, compared to an inflow of $8.0 million for the quarter ended March 31, 2008.

FINANCING ACTIVITIES

Cash outflows to financing activities for the quarter ended March 31, 2009 were $28.7 million compared to inflows of $44.1 million in the comparative quarter of 2008. Absence of the proceeds from the exercise of options and warrants of $51.8 million and proceeds from the credit facilities of $20.0 million that occurred in the first quarter of 2008 accounted for the decline in cash flows in the quarter-to-quarter comparison. The key cash outflows in the current quarter included the following:

•                  dividends paid of $7.2 million; and

•                  debt repayments of $21.1 million.

As at March 31, 2009, the Company has met all of the externally imposed capital requirements relating to the credit facilities.

INVESTING ACTIVITIES

Cash outflow to investing activities was $111.6 million (March 31, 2008 - $123.7 million) for the quarter of which approximately $29.0 million was invested in property, plant and equipment, $48.2 million in mineral properties and $27.6 million in construction.

The following is a summary of capital expenditures by mine for the first quarter ended March 31, 2009:

(in thousands of United States Dollars)	March 31, 2009	March 31, 2008
Gualcamayo (ii)	$38,282	$39,549
Jacobina	13,019	24,333
El Péñon	16,342	11,992
São Vicente (ii)	(1,429)	8,044
Minera Florida	7,677	7,628
Chapada	14,315	4,677
Mercedes	4,948	5,110
San Andrés	6,063	3,463
Pilar	3,068	3,215
Agua Rica	1,272	1,528
Other	1,237	7,194
Total capital expenditures (i)	$104,794	$116,733

(i)          Includes construction, fixed assets, exploration, feasibility and capitalized interest costs as applicable.

(ii)      These mines under commissioning include $6.4 million capitalized interest costs, $15.0 million of commissioning production inventory and $14.4 million of net commissioning production earnings.

8.             CAPITALIZATION

Shareholders’ equity as at March 31, 2009 was $6.6 billion compared to $6.5 billion as at December 31, 2008.

The following table sets out the common shares, warrants and options outstanding as at March 31, 2009:

(in thousands of United States Dollars)	Actual outstanding as at March 31, 2009	Weighted average year-to-date (i)

Common shares	732,918	732,879
Warrants	14,530	8,652
Options	4,652	1,497
Total	752,100	743,028

(i)                                  The weighted average number of shares excludes anti-dilutive options and warrants.

Included in the total number of warrants outstanding is approximately 9.2 million warrants, which are publicly traded with an average weighted exercise price of Cdn$11.05.

SHARE CAPITAL

As at March 31, 2009, the Company had 732.9 million (December 31, 2008 — 732.8 million) common shares outstanding. The basic weighted average number of common shares outstanding was 732.9 million shares for the quarter ended March 31, 2009.

The Company issued a total of 0.07 million common shares during the quarter in respect to the exercise of stock options, share appreciation rights and warrants.

WARRANTS

As at March 31, 2009, the Company had a total of 14.5 million (December 31, 2008 — 14.5 million) share purchase warrants outstanding. Expiry dates on share purchase warrants range from February 2010 to May 2011, and exercise prices range from Cdn$10.42 to Cdn$19.08. All outstanding warrants are exercisable at an average weighted exercise price of Cdn$13.73 per share (December 31, 2008 — Cdn$13.73 per share). The weighted average remaining life of warrants outstanding is 1.29 years (December 31, 2008 — 1.54 years).

STOCK BASED INCENTIVE PLANS

A significant contributing factor to the Company’s future success is its ability to attract and maintain qualified and competent people. To accomplish this, the Company has adopted stock-based incentive plans designed to advance the interests of the Company by encouraging employees, officers and directors, and consultants to have equity participation in the Company through the acquisition of common shares.

The following table summarizes the stock based compensation for the first quarter of 2009:

			Three months ended
	Stock Option Plan		Deferred Share Units (“DSU”)		Restricted Share Units (“RSU”)
	Number of Stock Options (000’s)	Weighted average Exercise Price (Cdn$)	Number of DSU (000’s)	Weighted average Exercise Price (Cdn$)	Number of RSU (000’s)	Weighted average Exercise Price (Cdn$)

Outstanding, beginning of period	5,065	$9.21	273	$11.88	1,128	$13.47
Granted	—	—	10	9.62	—	—
Exercised	(346)	9.73	—	—	—	—
Cancelled	—	—	—	—	(140)	14.46
Expired and forfeited	(67)	9.71	—	—	—	—
Outstanding, end of period	4,652	$9.17	283	$11.80	988	$13.33
Exercisable, end of period	4,652	$9.17	283	$11.80	988	$13.33

9.             GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $16.0 million for the period ended March 31, 2009 compared with $16.3 million in 2008.

General and administrative expenses were slightly lower for the first quarter in 2009 mainly from lower costs and a favourable foreign exchange impact as most of the general and administrative expenses are incurred in currencies other than the United States Dollar.

10.          FOREIGN EXCHANGE

The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred predominantly in Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG) and to a lesser extent in Canadian Dollars (CAD), United States Dollars and Honduras Lempiras. Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

During the first quarter of 2009, the Company recognized foreign exchange gains of $78.8 million. This compares to a foreign exchange loss of $1.9 million for the comparative quarter ended March 31, 2008.  A strong United States Dollar versus the currencies of the countries in which the Company operates contributed to the gains.

The Company entered into certain hedge contracts where the value of the Real has been fixed against the United States Dollar. These hedges are further described in Section 13, Derivatives.

The following table summarizes the movement in key currencies vis-à-vis the United States Dollar:

	For the periods ended
	March 31, 2009	March 31, 2008	Variance	December 31, 2008	Variance
Average Exchange Rate
USD-CAD	1.2430	1.0008	24.2%	1.0667	16.5%
USD-BRL	2.3271	1.7112	36.0%	1.8402	26.5%
USD-ARG	3.5485	3.1630	12.2%	3.1709	11.9%
USD-CLP	618.5821	443.6900	39.4%	523.9220	18.1%

	As at
	March 31, 2009	March 31, 2008	Variance	December 31, 2008	Variance

Period-end Exchange Rate
USD-CAD	1.2496	1.0232	22.1%	1.2280	1.8%
USD-BRL	2.3148	1.7458	32.6%	2.3560	-1.7%
USD-ARG	3.7172	3.1578	17.7%	3.4571	7.5%
USD-CLP	586.3600	440.0000	33.3%	647.9950	-9.5%

11.          INVESTMENT INCOME (LOSS) AND INTEREST EXPENSE

Investment and other business income was $7.0 million for the quarter compared to $3.3 million for the quarter ended March 31, 2008.

Interest and financing expenses were $4.2 million for the quarter compared to $13.5 million for the quarter ended March 31, 2008. Lower interest and financing expenses were mainly due to capitalization of $6.4 million of interest costs as well as lower borrowings and other financial fees relative to the comparative quarter.

12.          INCOME TAXES

The Company recorded an income tax expense of $31.7 million for the quarter ($3.3 million recovery for the first quarter of 2008).  The tax provision reflects a current tax expense of $6.9 million ($38.0 million for the first quarter of 2008) and a future tax expense of $24.8 million (recovery of $41.3 million for the first quarter of 2008). The income tax expense for the first quarter is 28.7% (recovery of 8.4% for the first quarter of

2008); however, income tax expense on operations is 22.9% (23.9% for the first quarter of 2008).  The discrepancy in the tax rate is the result of items such as the mark-to-market on derivatives, foreign exchange and the amortization of the excess purchase price on acquisition which are deducted from income from operations and only have an impact on the future tax expense.  The increase in the future taxes is due to a revaluation of the future tax liability on the excess purchase price on acquisition in Chile.

The tax rate is summarized as follows:

(For the three months ended March 31, 2009)	Income	Current Tax Expense (Recovery)	Future Tax Expense (Recovery)	Total Tax Expense (Recovery)	% of Income
Income from operations	$74,939	$9,657	$7,515	$17,172	22.9%
Other income (loss)	35,793	(2,715)	17,321	14,606	40.8%
	$110,732	$6,942	$24,836	$31,778	28.7%

(For the three months ended March 31, 2008)	Income	Current Tax Expense (Recovery)	Future Tax Expense (Recovery)	Total Tax Expense (Recovery)	% of Income
Income from operations	$164,665	$38,024	$1,340	$39,364	23.9%
Other income (loss)	(126,048)	—	(42,619)	(42,619)	33.8%
	$38,617	$38,024	$(41,279)	$(3,255)	(8.4)%

The tax provision for the quarter reflects accrued foreign exchange gains in Brazil on US$ denominated inter-corporate debt which represents approximately 3.6% of the effective tax rate for the quarter (3.9% for the first quarter of 2008).  The debt is eliminated on consolidation.  The consolidated effective tax rate excluding the tax impact of the inter-corporate foreign exchange was 25.8% (recovery of 12.3% for the first quarter of 2008).

The income tax expense reported from period to period will vary depending on the foreign currency exchange rate in effect in the period. However, the income tax on inter-company debt is payable only if and when the debt is repaid and therefore, if the debt is not repaid, the income tax payable will not have to be paid. Likewise, the actual amount of taxes payable will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

A reconciliation of Company’s statutory rate to the actual provision is provided in Note 12 to the consolidated financial statements.

The majority of the future tax liabilities arise on the allocation of the purchase price of acquisitions to the underlying assets as the tax basis of these assets did not increase.  Future tax liabilities relating to the operating mines will reverse as the assets are depreciated or depleted.  The future tax liabilities relating to exploration potential will not reverse until the property becomes a mine, is written off, or is sold.

The largest components of the future tax liabilities relate to:

(in thousands of United States Dollars)
Gualcamayo	$220,000
Agua Rica	$337,000
El Peñón	$299,000
Exploration Potential	$584,000

13.          DERIVATIVES

The Company recorded realized gains on the settlement of derivatives of $23.4 million in the first quarter of 2009 compared with $16.9 million of realized loss in the comparative quarter.

Additionally, the Company recorded unrealized loss on derivative contracts of $47.7 million for the quarter ended March 31, 2009. This compares to an unrealized loss of $103.4 million for the quarter ended March 31, 2008.  These unrealized losses on the derivative contracts are further described below.

COMMODITY HEDGING

The Company enters into commodity forward contracts to mitigate commodity price risk and enable business planning with greater certainty. From time to time, the Company may enter into long call options to ensure its participation in commodity price increases.

The Company has a copper hedging program that was designed to mitigate risks to earnings and cash flows from Chapada. Hedging copper also provides further leverage to gold prices and increases the impact of gold on the Company’s unhedged revenues.

The copper derivatives provide an effective economic hedge against downward movements in the copper price allowing the Company to manage metal price risk and enable business planning with greater certainty. As Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting is not permitted. In accordance with derivative accounting rules changes, the fair value of the financial instruments are reflected in current earnings from period to period. This accounting results in fluctuations in net earnings from period to period until such time as the contracts are closed. The unrealized mark-to-market gain (loss) represents the value on notional cancellation of these contracts based on market values as at March 31, 2009 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses.

The following summarizes the details of the copper hedging program outstanding as at March 31, 2009:

Year of Settlement	Contract Type	Pounds Outstanding (in millions)	Weighted Average Contract Price ($/lb)	Weighted Average Forward Price as at March 31, 2009 ($/lb)	Fair Value of Copper Derivatives Asset (in thousands)
2009	Forward sales	54.2	$2.5301	$1.8264	$42,412
2010	Forward sales	1.4	$3.0060	$1.8566	$481
		55.6			$42,893

The Company recorded a mark-to-market loss of $46.6 million for the three month period ended March 31, 2009.  The Company has a total of 55.6 million pounds under open forward contracts as at March 31, 2009. Subsequent to the end of the quarter, the Company entered into additional forward sales contracts to hedge approximately 19.9 million pounds of copper at $2.01 per pound for the period between August to December 2009. These contracts and the existing forward sales positions held by the Company hedge 75.5 million pounds of copper at about $2.40 per pound for the remainder of 2009.

CURRENCY HEDGING

As at March 31, 2009, the Company held forward contracts to hedge against the risk of an increase in the value of the Real versus the United States Dollar with respect to a portion of the expected Real expenditures. These contracts fix the rate of exchange for the sale of approximately 346.7 million Reais at an average exchange rate of 2.2489 Real to the United States Dollar. The Company has hedged 67% of its local Brazilian operating costs in 2009 and 58% in 2010 (both excluding Chapada; including Chapada, it’s 36% and 29%, respectively).

The notional amounts of these forward contracts have been designated against forecast Real denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2009 through to April 2011. A total of 155.3 million Reais are hedged for 2009 and approximately 191.4 million for 2010 through April 2011.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of $2.2 million for the three month period ended March 31, 2009 debited to other comprehensive income and the ineffective portion of $1.1 million debited to earnings.

The following table summarizes the details of the currency hedging program as at March 31, 2009:

(Notional amounts in thousands; exchange rates in Brazilian Reais to One United States Dollars)

	Jacobina		São Francisco		São Vicente
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate

2009	49,275	2.3264	44,864	2.1359	19,182	2.3980
2010	53,266	2.4395	60,000	1.9915	22,808	2.3980
2011	—	—	20,000	1.9650	—	—
	102,541	2.3838	124,864	2.0365	41,990	2.3980

	Fazenda Brasileiro		Chapada		Total
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at Mar 31, 2009

2009	30,780	2.3900	11,238	2.3980	155,339	2.2928	2.3271
2010	34,200	2.3900	1,099	2.3980	171,373	2.2477	2.3271
2011	—	—	—	—	20,000	1.9650	2.3271
	64,980	2.3900	12,337	2.3980	346,712	2.2489	2.3271

INTEREST RATE HEDGING

The Company has interest rate swap agreements with a notional amount of $444.8 million as at March 31, 2009, to convert a floating rate credit facility to a fixed rate over a 5 year period. These contracts fix the rate of interest on this portion of the Company’s long-term debt at a weighted average of 4.24% plus a margin of 1.5% to 3% per annum, depending on the Company’s debt to Earnings before Interest,

Taxes, Depreciation and Amortization (“EBITDA”) ratio. The current margin is 2%. Of the amount hedged, the Company has settled $21.1 million of the notional amount in the first quarter.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge of $5.3 million loss for the period ended March 31, 2009 recorded in other comprehensive income.

14.                               CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in the Management Discussion and Analysis, the Company is contractually committed to the following as at March 31, 2009:

(in thousands of United States Dollars)	2009	2010	2011	2012	2013	Thereafter	Total

Mine operating/construction and service contracts and other	$160,641	$84,152	$53,066	$16,702	$2,130	$3,805	$320,496
Long-term debt principal repayments (i)	63,158	84,211	84,211	313,156	—	—	544,736

	$223,799	$168,363	$137,277	$329,858	$2,130	$3,805	$865,232

(i) Excludes interest expense

15.                               CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

There has been no material change to contingencies since the end of 2008. Readers are encouraged to read the contingencies more particularly described in the Company’s Annual Information Form, Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2008.

16.                               OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements.  All items that meet the definition of off-balance sheet arrangements are disclosed in the notes to the financial statements.

17.                               GOLD AND COPPER MARKETS

For the quarter ended March 31, 2009, spot gold prices averaged $908 per ounce. This represents a decrease of approximately 2% from the same quarter in the comparative year of 2008 and an increase of 14% from the quarter ended December 31, 2008.

The Company’s revenue and profitability are highly dependent on spot gold prices as its principal product is sold at spot prices in world markets. Gold prices continue to be supported by positive market fundamentals. Decreasing mine supply, steady investment demand, and strong physical demand for small bars and coins have more than offset a collapse of jewelry demand due to the high gold price. As well, gold’s appeal as a hedge against inflation and the United States dollar has continued to underpin historically high prices. Due to these factors, the Company expects gold prices to remain well supported in the near to mid-term in the midst of a high degree of market volatility.

For the quarter ended March 31, 2009, spot copper prices averaged $1.57 per pound. This represents a decrease of 56% compared with the same quarter of 2008 and a decrease of 12% from the quarter ended December 31, 2008. The drop in prices was caused by the rapid downturn in global economic activities brought about by the ongoing financial crisis. The world’s major copper consuming nations, most notably the United States and China, are experiencing a sharp contraction of growth in GDP. Copper prices in the first quarter of 2009 have increased from a low of $1.27 per pound in December 2008 to $2.04 per pound as of May 1, 2009. This appreciation has been supported by Chinese inventory restocking and the building of a strategic stockpile by government agencies in China; improving broad-based indicators suggest stable to growing consumption might have also spurred demand. The Company expects that copper prices will remain well above long term averages as the global supply demand balance in copper is expected to remain relatively tight by historical standards and compared with other base metals.

18.                               EXPLORATION AND DEVELOPMENT

The Company continues to actively explore its exploration targets around existing mines and additional regional exploration targets located on four major greenstone belts in South America.

The Company spent $11.3 million during the quarter on exploration programs of which $5.9 million was capitalized and $5.4 million was expensed. This compares to $21.7 million during the comparative period ended March 31, 2008, of which $17.1 million was capitalized and $4.6 million was expensed.

The following summary highlights key updates from the exploration program at the Company since the 2008 annual report.

PILAR, BRAZIL

Pilar is advancing rapidly into a defined mineral resource for feasibility. Pilar’s deposits include Tres Buracos, Ogo and Jordino which are anticipated to be developed as one mine (Tres Buracos as an open pit and Ogo and Jordino as underground mines). Updated estimates of inferred mineral resource total 12.6 million tonnes with a grade of 3.61g/t gold, containing approximately 1,464,000 ounces of gold, with more than 48,000 metres of drilling completed to date. The grade and contained ounces increased by 48% and 51%, respectively from the previous estimate which was conducted in 2007.

The Company’s view is that an initial mineable mineral resource level of one million ounces would support a development decision and estimates the feasibility study and construction decision to occur in the first quarter of 2010.

QUEBRADA DEL DIABLO (“QDD”) LOWER WEST, ARGENTINA

In January 2009, the Company received the results of its studies relating to the mining of QDD Lower West underground deposit, which is located below QDD at Gualcamayo towards the west.

The QDD Lower West mineral resource estimate, based on a cut off grade of 1.0 g/t Au using sample data received as of September 30, 2008, includes measured and indicated resources of 8.26 million tonnes grading 2.90 g/t Au containing 769,000 ounces of gold, and inferred resources of 1.6 million tonnes grading 2.66 g/t Au containing 136,000 ounces of gold. The financial analysis for the studies used a gold price of $725 per ounce.

The Company has decided to advance the project using the front caving mining method. At the current gold price of $900 per ounce, the after-tax IRR for the QDD Lower West project using the front caving approach increases to over 50% and the project would have an after-tax net present value (at 5% discount rate) of approximately $100 million. The front caving mining method increases total minable ounces, reduces costs, provides significantly improved returns, allows for the expansion of resources and better addresses geotechnical constraints and provides for a longer mine life and a higher return and value.

Further, the Company will continue drilling with the goal of proving up the QDD Lower West western extension which has the potential to significantly expand reserves. With additional drilling and assuming an extension of QDD Lower West, the Company believes that it may accelerate the production schedule under the front caving alternative by beginning mining in the western extremity, thereby advancing production, further increasing the value of QDD Lower West and its return on investment.

MERCEDES, MEXICO

The results of the Company’s study relating to the development of the Mercedes project were announced in February. The deposit at Mercedes consists of a complex gold-silver hydrothermal low-sulphidation vein/stockwork system with several mineralized structures discovered to date, two of which, the Mercedes and Klondike veins, have been significantly advanced and support development of Mercedes as a mine.

The financial analysis for the study, using a gold price of $814 per ounce and a silver price of $13 per ounce, suggests an after tax NPV at a 5% discount rate of $73 million, with an after tax IRR of 22.4%.

The Company is continuing to drill at Mercedes targeting 30,000 metres of drilling in 2009, with a budget of approximately $4.0 million. Depending on the results of future updates to the study, the Company expects to make a construction decision. Construction of the mine is expected to take approximately two years and, provided that a construction decision is made not later than the first quarter of 2010, the Company expects to be in production at Mercedes by 2012.

ERNESTO/PAU-A-PIQUE, BRAZIL

The Ernesto deposit is approximately 60 kilometres south of the Company’s São Francisco mine and the Pau-a-Pique deposit is about 56 kilometres south of the Ernesto deposit. The significant existing infrastructure including paved roadways supports the development of Ernesto/Pau-a-Pique as two mines with a common plant.

The project has been evaluated based on more than 50,000 metres of drilling to date, and the region hosts various targets of considerable potential for increasing resources at the project. The Company plans to continue with additional exploration in 2009, focusing on infill drilling at Ernesto in particular.

The financial analysis for the study, using a gold price of $825 per ounce suggests an after tax NPV at a 5% discount rate of $138 million, with an after tax IRR of 38%. Total capital costs are expected to be approximately$86 million through 2010 and 2011. Annual production is expected to be approximately 100,000 ounces of gold with an average cash costs of approximately $356 per ounce.

The infill drilling program in 2009 is planned to support a feasibility study and construction decision by the end of the year. The Company believes that Ernesto/Pau-a-Pique has significant merit. Given the robust return, high grade, comparatively low capital costs and significant infrastructure supporting the project, the Company’s capital cost budget includes the cost for construction beginning in 2010, and anticipates Ernesto/Pau-a-Pique will be in production in 2012.

19.                               RISKS AND UNCERTAINTIES

Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in metal prices (such as gold, copper, silver and zinc) and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the United States Dollar.

Readers are encouraged to read and consider the risk factors more particularly described in Note 17 “Financial Instruments” to the consolidated financial statement for the first quarter of 2009, the Company’s Annual Information Form, Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2008, which have been filed with the securities regulatory authority in all provinces of Canada and with the United States Securities and Exchange Commission. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

20.   CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

There has been no change to the Company’s critical accounting policies and estimates since the end of 2008. Readers are encouraged to read the critical accounting policies and estimates more particularly described in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2008.

21.   INTERNATIONAL FINANCIAL REPORTING STANDARD (IFRS) CHANGEOVER PLAN

The Company continues to monitor the deliberations and progress on plans to converge to International Financial Reporting Standards (“IFRS”) by accounting standard setting bodies and securities regulators in Canada, Brazil, Chile, Argentina, the United States and other countries, where the Company’s mining operations are located.

In preparation for the changeover from the current Canadian GAAP to IFRS, the Company completed a diagnostic assessment in 2008. Differences between Canadian GAAP and IFRS will impact the Company’s accounting activities at varying degrees, and demand for significant effort is expected to be in the following areas:

•                  IFRS 1 “First-time adoption of IFRSs”

•                  Property, plant and equipment

•                  Impairments

•                  Provisions

•                  Foreign currency translation

During the first quarter, the Company completed a detailed work plan for the design and implementation phases of the project. The project is progressing according to plan and is on budget. Monitoring of performance versus the detailed work plan is ongoing and there has been no change to the plan.

Training and communication programs will continue in the second quarter of 2009. The first IFRS training/orientation session for the members of the Audit Committee held in early April covered several key topics, including:

•                  Progress update of the IFRS conversion project.

•                  Overview of IFRS 1 “First-time Adoption of IFRSs” and significant areas of impact for the Company.

•                  Presentation of mock-up IFRS financial statements on format of presentation and note disclosures.

•                  Review of the Company’s progress versus industry peers.

•                  Key areas of focus for the Company’s audit committee and board.

Some of the key activities that have commenced include development of accounting topic papers, analysis of considerations of IFRS 1 elections and other policy choices. The IFRS project team has also liaised with IT system teams to ensure congruence with other IT project developments. The Company’s Internal Control Group has begun its assessment of the project management process during the quarter.

22.                               CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Code of Business Conduct and Ethics, our Timely Disclosure and Confidentiality Policy, our Insider Trading Policy and Share Dealing Code, our Whistleblower Policy, our Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the SEC and the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances.

Based on that evaluation, the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America for external purposes.  The Company’s internal control over financial reporting includes:

•                  maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•                  providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•                  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

During the quarter ended March 31, 2009, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2009 and March 31, 2008 and results of operations for the period ended March 31, 2009, and March 31, 2008.

This Management’s Discussion and Analysis has been prepared as of May 4, 2009. The unaudited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto as at and for the period ended March 31, 2009 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2008 and the most recent Annual Information Form for the year ended December 31, 2008 on file with the Securities Commissions of all of the provinces in Canada and the 2008 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Management’s Discussion and Analysis uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2008 and other continuous disclosure documents filed by the Company since January 1, 2009 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.